Exhibit 99.1

NEWS RELEASE
Richmont Mines Inc., 1501 McGill College Avenue, Suite 2930, Montreal, QC H3A 3M8 Canada

IMMEDIATE RELEASE

RICHMONT MINES STARTS DRILLING AT ITS CRIPPLE CREEK GOLD PROJECT: COMPANY WILL TARGET DEPTH EXTENSION OF PREVIOUSLY IDENTIFIED MINERALIZED ZONES

MONTREAL, Quebec, Canada, February 2, 2010 – Richmont Mines Inc. (TSX/NYSE Amex: RIC) (“Richmont” or “the Company”), a Canadian based gold producer, is pleased to announce that it will begin a first phase 5,000 metre drilling program at its 100% owned Cripple Creek Gold Project. Drilling efforts on the 6.94 km2 (694 hectares) property will target depths below 400 metres, as the Company hopes to confirm favourable gold mineralization trends obtained at depth on properties in the vicinity.

“We are really excited about this property’s potential”, stated Martin Rivard, Richmont’s President and CEO. “Very promising gold mineralization has been found at depth on adjacent properties. We hope to confirm that these trends continue on our property with this drilling program, and assuming they do, we will significantly expand our exploration efforts on a go-forward basis.”

The 5,000 metre drilling program will include approximately 10 holes, with at least one hole reaching a depth of 700 metres. Work will initially target the lateral extension of Zone 16 to the west and the depth extension of the Mahoney Zone, two of three notable zones uncovered by previous owners of the property during the 1980s and 1990s.

Some of the main gold intercepts identified through previous drilling programs on Zone 16, Zone 17 and the Mahoney Zone include1:

Mahoney Zone:

•	3.9 g/t Au over 3.5 metres

•	3.9 g/t Au over 2.4 metres

•	4.7 g/t Au over 3.1 metres

•	Only one hole tested the mineralized zone below 400 metres.

Zone 16:

•	3.4 g/t Au over 2.8 metres

•	5.1 g/t Au over 7.8 metres (including 18.1 g/t over 2.0 metres)

•	1.9 g/t Au over 24.0 metres (including 3.4 g/t Au over 3.6 metres)

•	1.7 g/t Au over 15.0 metres (including 6.4 g/t Au over 1.7 metres)

•	1.2 g/t Au over 8.1 metres

•	This zone is open to the west and has not been tested below a depth of 450 metres.

1	All intervals presented in this news release are true vein width.

Richmont Mines Starts Drilling At Its Cripple Creek Gold Project: Company Will Target Depth Extension Of Previously Identified Mineralized Zones
February 2, 2010

Zone 17:

•	6.3 g/t Au over 1.5 metres

•	5.0 g/t Au over 3.0 metres

•	6.8 g/t Au over 1.9 metres

•	The potential of this zone, which has been tested to a vertical depth of 500 metres, seems more limited.

Additional details of the Zones and their geological features can be found in the September 17, 2009 press release entitled “Richmont Mines announces plans to drill 5,000 metres on its Cripple Creek property, West of Timmins, Ontario”, available on the Company’s website (www.richmont-mines.com).

Cripple Creek: Property location

The property, a key exploration asset in Richmont’s portfolio, is located west of the Timmins Gold Camp in Ontario, where more than 70 million ounces of gold have been produced by various mining companies over the years. Situated just 5 kilometres to the south-west of the Timmins West Deposit, the property is also adjacent to the Rusk Gold Zone, the 144 Syenite Discovery Zone and the Golden River Trend. Geologically, the Cripple Creek property is similar to its neighbours, with mafic and ultramafic volcanics covering the main part of the property and sediments in the south. The property is bordered by the Destor-Porcupine fault to the south and the Bristol fault to the north. The North-East/South-West (“NE-SW”) structure, which extends through the middle of the property, encompasses the Timmins West Deposit, the Rusk/ Porphyry Gold Zones, and the 144 syenite Discovery Zone.

Martin Rivard
President and Chief Executive Officer

RICHMONT MINES STARTS DRILLING AT ITS CRIPPLE CREEK GOLD PROJECT: COMPANY WILL TARGET DEPTH EXTENSION OF PREVIOUSLY IDENTIFIED MINERALIZED ZONES
February 2, 2010

About Richmont Mines Inc.
The Company has produced over 1,000,000 ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production in 1991. With extensive experience in gold exploration, development and mining, the Company is well positioned to cost-effectively build its North American reserve base through a combination of organic growth, strategic acquisitions and partnerships. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words “estimate”, “project”, “anticipate”, “expect”, “intend”, “believe”, “hope”, “may” and similar expressions, as well as “will”, “shall” and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines’ Annual Information Form, Annual Reports and periodic reports.

National Instrument 43-101
This news release has been reviewed by Mr. Daniel Adam, Geo., Ph.D, employee of Richmont Mines Inc. and qualified person as defined by National Instrument 43-101.

For more information, please contact:

Jennifer Aitken Investor Relations RICHMONT MINES INC. Phone: 514 397-1410 Fax: 514 397-8620 E-mail: jaitken@richmont-mines.com	Ticker symbol: RIC Listings: TSX – NYSE Amex Web Site: www.richmont-mines.com